

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2016

Deborah H. Merrill
Chief Financial Officer and President, Delta Basics
Delta Apparel, Inc.
322 South Main Street
Greenville, South Carolina 29601

> **Re: Delta Apparel, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 19, 2016**
> **File No. 333-214783**

Dear Ms. Merrill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

> Sincerely,
>
> /s/ James Lopez (for)
>
> John Reynolds
> Assistant Director
> Office of Beverages, Apparel and
> Mining

cc: Melinda Davis Lux, Esq.
     Womble Carlyle Sandridge & Rice, LLP